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                                   EXHIBIT 3

                              MATTERS AS TO WHICH
                    MARTIN, SNOW, GRANT & NAPIER WILL OPINE


        1. SNB Bancshares, Inc. ("SNB") is a corporation duly organized, existing and in good standing under the laws of the State of Georgia with corporate power and authority (a) to conduct its business as described in the Proxy Statement and (b) to own and use its Assets.

        2. SNB's authorized shares consist of 5,000,000 shares of Common Stock, $1.00 par value per share, of which 2,297,331 shares were outstanding as of March 27, 1998. The outstanding shares of SNB Common Stock have been duly authorized and validly issued, were not issued in violation of any statutory preemptive rights of shareholders, and are fully paid and nonassessable. To our knowledge, except as Previously Disclosed, there are no options, subscriptions, warrants, calls, rights or commitments obligating SNB to issue equity securities or acquire its equity securities. The shares of SNB Common Stock to be issued to the shareholders of SNB upon consummation of the Merger have been registered under the Securities Act of 1933, as amended, and when issued in accordance with the Agreement, will be validly issued, fully paid and nonassessable.

        3. The execution and delivery by SNB of the Agreement do not, and if SNB were not to perform its obligations under the Agreement such performance would not, result in violation of the Articles of Incorporation or Bylaws of SNB or, to our knowledge result in any breach of, or default or acceleration under, any material Contract or Order to which SNB is a party or by which SNB is bound.

        4. SNB has duly authorized the execution and delivery of the Agreement and all performance by SNB thereunder and has duly executed and delivered the Agreement.

        5. The Agreement is enforceable against SNB.